UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-A

Amendment No. 4

FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
PURSUANT TO SECTION 12(b) OR (g) OF THE
SECURITIES EXCHANGE ACT OF 1934

PERSONNEL GROUP OF AMERICA, INC.

(exact name of registrant, as specified in its charter)

Delaware	56-1930691
(State of incorporation or organization)	(I.R.S. Employer Identification No.)

Five LakePointe Plaza, 2nd Floor
2709 Water Ridge Parkway
Charlotte, North Carolina 28217

(address of principal executive offices)
(zip code)

Securities to be registered pursuant to Section 12(b) of the Act:

Name of each exchange
Title of each class	on which each class
to be so registered	is to be registered

Stock purchase rights	None

Securities to be registered pursuant to Section 12(g) of the Act:

None

Item 1. Description of Registrant’s Securities to be Registered.

     On February 6, 1996, the Board of Directors of Personnel Group of America, Inc. (the “Company”) declared a dividend of one preferred share purchase right (a “Right”) for each outstanding share of common stock, par value $0.01 per share, of the Company (the “Common Stock”), payable to its stockholders of record as of February 27, 1996 (the “Record Date”). Since the Record Date, the Company has issued one Right with each newly issued share of Common Stock. The terms of the Rights were amended on December 13, 2001, March 14, 2003, and April 14, 2003.

     The description and terms of the Rights are set forth in a Rights Agreement, originally dated as of February 6, 1996 (as amended, the “Rights Agreement”), between the Company and The First National Bank of Boston, as rights agent, as amended by a First Amendment to Rights Agreement, dated as of December 13, 2001, between the Company and Wachovia Bank, National Association (formerly known as First Union National Bank), as successor rights agent (the “Rights Agent”), by a Second Amendment to Rights Agreement, dated as of March 14, 2003, between the Company and the Rights Agent, and by an Amended and Restated Rights Agreement, dated as of April 14, 2003, between the Company and the Rights Agent (the “Amendment and Restatement”).

     The Amendment and Restatement effects the following material changes to the Rights Agreement:

     1.     Exceptions to “Acquiring Person” definition. The following additional exceptions to the definition of an “Acquiring Person” are added: (i) persons and entities who acquired beneficial ownership of the Company’s capital stock in exchange for the Company’s 5-3/4% Convertible Subordinated Notes due 2004, (ii) any beneficial owner of 20% of the Company’s capital stock acquired in accordance with the Company’s Amended and Restated Certificate of Incorporation (a “20% Holder”) and (iii) transferees of a 20% Holder.

     2.     Tag-along rights. All “Five Percent Holders,” as such term is defined in the Company’s Amended and Restated Certificate of Incorporation, will be given the opportunity to participate pro rata, for the same amount and same consideration and substantially on the same terms, in any proposed sale or transfer to a third party by a 20% Holder.

     3.     Fiduciary Duty Redemption Provision. The Rights may not be redeemed during the 180-day period following a change in control of the Board of Directors of the Company that is not approved by the Board of Directors and that occurs within 180 days of an unsolicited third party acquisition or business combination proposal, unless (i) the majority of the directors then in office approve the redemption after the Board of Directors has implemented certain “value enhancement procedures,” such as engagement of an independent financial advisor, or (ii) the majority of directors then in office approve the redemption and, if the redemption is challenged as a breach of the fiduciary duty of care or loyalty, the directors are able to establish the entire fairness of the redemption.

     4.     Amendments to Rights. The Rights Agreement may not be amended during the 180-day period following a change in control of the Board of Directors of the Company that is not approved by the Board of Directors and that occurs within 180 days of an unsolicited third party acquisition or business combination proposal, and the tag-along rights of Five Percent Holders may not be amended without the approval of the Five Percent Holders and 80% of the Board of Directors (except in connection with a merger or consolidation that results in the Company’s stockholders owning less than 50% of the voting stock of the Company or the surviving corporation, as applicable).

     The foregoing description is qualified in its entirety by reference to the Amendment and Restatement, which is attached as an exhibit hereto and incorporated herein by reference.

Item 2. Exhibits.

Exhibit No.	Description

(1)	Amended and Restated Rights Agreement, dated as of April 14, 2003, between the Company and the Rights Agent

SIGNATURE

     Pursuant to the requirements of Section 12 of the Securities and Exchange Act of 1934, the registrant has duly caused this Amendment No. 4 to Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized.

PERSONNEL GROUP OF AMERICA, INC

By:	/s/ Ken R. Bramlett, Jr.
Senior Vice President, General Counsel and Secretary

Date: April 15, 2003